

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
914-921-7793

December 16, 2014

Mr. Frederick M. Danziger
President and Chief Executive Officer
Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
Suite 2301
New York, NY 10020

Re: 2015 Annual Meeting of Stockholders

Dear Mr. Danziger:

On December 9, 2014, GAMCO Asset Management Inc. ("GAMCO") notified Griffin Land & Nurseries, Inc. (the "Company") that in light of the upcoming deadline to submit stockholders proposals for consideration at the Company's 2015 Annual Meeting of Stockholders, GAMCO was evaluating all options available to it.

Should GAMCO decide not to submit a stockholder proposal nor nominate individuals for election to the Board of Directors, GAMCO on behalf of its advisory clients intends to withhold voting for the Company's nominees.

GAMCO believes that the Company has failed to communicate to stockholders the answer to fundamental questions such as: What is the underlying value of the Company's assets today? What alternatives has the Company explored to surface stockholder value?

Sincerely,

David Goldman
General Counsel

DG/gm